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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008.

Commission File Number 001-33060

DANAOS CORPORATION
(Translation of registrant's name into English)

14 Akti Kondyli, 185 45 Piraeus, Greece
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒            Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐            No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

EXHIBIT INDEX

99.1	Proxy Statement for the 2008 Annual Meeting of Stockholders
99.2	Proxy for the 2008 Annual Meeting of Stockholders
99.3	2007 Annual Report and Accounts

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2008

DANAOS CORPORATION
By:	/s/ DIMITRI J. ANDRITSOYIANNIS
Name:	Dimitri J. Andritsoyiannis
Title:	Vice President & Chief Financial Officer

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EXHIBIT INDEX
SIGNATURES